UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 12, 2021, Arrival issued a press release announcing the appointment of John Wozniak as Chief Financial Officer of Arrival, effective August 23, 2021. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit List

Exhibit No.	Description

99.1	Press Release issued by Arrival on August 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2021	ARRIVAL

	By	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer